November 2, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

　　　　Re: Freedom Acquisition I Corp.

To whom it may concern:

　　　　Reference is made to the Form 8-K (the "**8-K**") of Freedom Acquisition I Corp., a special purpose acquisition company (the "**Issuer**"), filed on October 3, 2022, with respect to its entry into a business combination agreement with Complete Solar Holding Corporation ("**Complete Solar**") and The Solaria Corporation ("**Solaria**" and, together with Complete Solar, the "**Target**"), on October 3, 2022, to effect a business combination between the Issuer and the Target (the "**Transaction**"). As of the date hereof, no registration statement or proxy statement with respect to the Transaction has been filed.

　　　　This letter is to advise you that, effective as of November 2, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship with respect to the Transaction.

　　　　Therefore, we hereby advise you, and have advised the Issuer, pursuant to Section 11(b)(1) of the Securities Act of 1933, as amended (the "**Securities Act**"), that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of any registration statement or proxy statement that may be filed in connection with the Transaction. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

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Sincerely,

Deutsche Bank Securities Inc.

By: ______________________
Name:
Title: Managing Director

By: ______________________
Name: Kristen Ryno
Title: Director